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Exhibit 99.2

YY Inc.

Index to Unaudited Interim Condensed
Consolidated Financial Statements

Page
Interim Condensed Consolidated Financial Statements (unaudited)
Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2012 and September 30, 2013	2
Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income for the Nine Months Ended September 30, 2012 and 2013	4
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders' (Deficits) Equity for the Nine Months Ended September 30, 2012 and 2013	6
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2012 and 2013	7
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	8

YY Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND SEPTEMBER 30, 2013

(All amounts in thousands, except share, ADS, per share and per ADS data)

			As of September 30,
		As of December 31, 2012
	Note		2013	2013
		RMB	RMB	US$
				(Note 2(c))
Assets
Current assets
Cash and cash equivalents	3	504,702	882,697	144,232
Short-term deposits	4	897,698	982,781	160,585
Accounts receivable, net	5	117,616	104,839	17,131
Amount due from a related party	15	1,073	73	12
Prepayments and other current assets		25,149	64,353	10,515
Deferred tax assets		31,549	49,435	8,078

Total current assets		1,577,787	2,084,178	340,553

Non-current assets
Deferred tax assets		583	695	114
Investments	6	2,950	24,341	3,977
Property and equipment, net	7	90,299	94,094	15,375
Intangible assets, net	8	19,481	24,097	3,937
Goodwill		1,604	1,584	259
Other non-current assets		3,485	4,409	720

Total non-current assets		118,402	149,220	24,382

Total assets		1,696,189	2,233,398	364,935

Liabilities and shareholders' equity
Current liabilities
Accounts payable		28,149	53,457	8,735
Deferred revenue	9	159,859	240,096	39,231
Advances from customers		7,515	13,429	2,194
Income taxes payable		48,001	61,042	9,974
Accrued liabilities and other current liabilities	10	120,289	178,652	29,192
Amounts due to related parties	15	2,604	2,799	457

Total current liabilities		366,417	549,475	89,783

Non-current liabilities
Deferred revenue	9	6,487	5,434	888

Total liabilities		372,904	554,909	90,671

Commitments and contingencies	17

YY Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND SEPTEMBER 30, 2013 (Continued)

(All amounts in thousands, except share, ADS, per share and per ADS data)

			As of September 30,
		As of December 31, 2012
	Note		2013	2013
		RMB	RMB	US$
				(Note 2(c))
Shareholders' equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 179,400,000 and 517,767,104 shares issued and outstanding as of December 31, 2012 and September 30, 2013, respectively)		11	32	5
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 907,833,224 and 586,337,520 shares issued and outstanding as of December 31, 2012 and September 30, 2013, respectively)		60	40	7
Additional paid-in capital		2,648,404	2,740,713	447,829
Accumulated deficits		(1,311,767)	(1,026,056)	(167,655)
Accumulated other comprehensive loss		(13,423)	(36,240)	(5,922)

Total shareholders' equity		1,323,285	1,678,489	274,264

Total liabilities and shareholders' equity		1,696,189	2,233,398	364,935

The accompanying notes are an integral part of these consolidated financial statements.

YY Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(All amounts in thousands, except share, ADS, per share and per ADS data)

		For the nine months ended September 30,
	Note	2012	2013	2013
		RMB	RMB	US$
				(Note 2(c))
Net revenues
Internet value-added service
—YY music		180,301	516,295	84,362
—Online game		234,239	439,284	71,778
—Others		54,825	135,754	22,182
Online advertising		83,840	119,827	19,580

Total net revenues		553,205	1,211,160	197,902

Cost of revenues(1)	11	(277,194)	(585,188)	(95,619)

Gross profit		276,011	625,972	102,283

Operating expenses(1)
Research and development expenses		(122,603)	(191,866)	(31,351)
Sales and marketing expenses		(10,993)	(20,744)	(3,390)
General and administrative expenses		(76,046)	(151,357)	(24,732)

Total operating expenses		(209,642)	(363,967)	(59,473)

Other income		1,304	19,107	3,122

Operating income		67,673	281,112	45,932

Gain on disposal of an equity investment		651	—	—
Foreign currency exchange (losses) gains, net		(2,989)	21,749	3,554
Interest income		10,527	40,681	6,647

Income before income tax expenses		75,862	343,542	56,133

Income tax expenses	12	(19,934)	(59,121)	(9,660)

Income before share of income in equity method investments, net of income taxes		55,928	284,421	46,473

Share of income in equity method investments, net of income taxes		22	1,290	212

Net income attributable to YY Inc.		55,950	285,711	46,685

Accretion to convertible redeemable preferred shares redemption value		(115,013)	—	—

Net (loss) income attributable to common shareholders		(59,063)	285,711	46,685

YY Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013 (Continued)

(All amounts in thousands, except share, ADS, per share and per ADS data)

		For the nine months ended September 30,
	Note	2012	2013	2013
		RMB	RMB	US$
				(Note 2(c))
Net income		55,950	285,711	46,685
Other comprehensive income:
Foreign currency translation adjustments, net of nil tax		3,170	(22,817)	(3,728)

Comprehensive income attributable to YY Inc.		59,120	262,894	42,957

Net (loss) income per ADS*
—basic	14	(2.18)	5.10	0.83
—diluted	14	(2.18)	4.87	0.80
Weighted average number of ADS used in calculating—basic (loss) income per ADS	14	27,126,055	55,989,991	55,989,991
Weighted average number of ADS used in calculating—diluted (loss) income per ADS	14	27,126,055	58,713,803	58,713,803
Net (loss) income per common share*
—basic	14	(0.11)	0.26	0.04
—diluted	14	(0.11)	0.24	0.04
Weighted average number of common shares used in calculating—basic (loss) income per common share	14	542,521,102	1,119,799,820	1,119,799,820
Weighted average number of common shares used in calculating—diluted (loss) income per common share	14	542,521,102	1,174,276,067	1,174,276,067

*
Each ADS represents 20 Class A common shares.

(1)
Share-based compensation was allocated in cost of revenues and operating expenses as follows:

		For the nine months ended September 30,
	Note	2012	2013	2013
		RMB	RMB	US$
				(Note 2(c))
Cost of revenues		6,315	6,618	1,081
Research and development expenses		26,312	27,714	4,528
Sales and marketing expenses		668	873	143
General and administrative expenses		41,454	56,996	9,313

The accompanying notes are an integral part of these consolidated financial statements.

 YY Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICITS) EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(All amounts in thousands, except share, ADS, per share and per ADS data)

		Class A common shares		Class B common shares
								Accumulated other comprehensive loss
	Note	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Accumulated deficits		Total shareholders' deficits
			RMB		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2011		—	—	543,340,914	37	584,093	(2,433,604)	(12,219)	(1,861,693)
Share-based compensation—share options	13	—	—	—	—	2,628	—	—	2,628
Share based compensation—restricted shares	13	—	—	—	—	29,141	—	—	29,141
Share-based compensation—restricted share units	13	—	—	—	—	37,678	—	—	37,678
Share-based compensation—restricted shares to the CEO and Chairman		—	—	—	—	5,302	—	—	5,302
Accretion of Series A convertible redeemable preferred shares to redemption value		—	—	—	—	(45,131)	—	—	(45,131)
Accretion of Series B convertible redeemable preferred shares to redemption value		—	—	—	—	(32,919)	—	—	(32,919)
Accretion of Series C convertible redeemable preferred shares to redemption value		—	—	—	—	(36,963)	—	—	(36,963)
Components of comprehensive income
Net income		—	—	—	—	—	55,950	—	55,950
Foreign currency translation adjustment, net of nil tax		—	—	—	—	—	—	3,170	3,170

Balance as of September 30, 2012		—	—	543,340,914	37	543,829	(2,377,654)	(9,049)	(1,842,837)

Balance as of December 31, 2012		179,400,000	11	907,833,224	60	2,648,404	(1,311,767)	(13,423)	1,323,285
Issuance of common shares for exercised share options		2,982,460	—	—	—	109	—	—	109
Issuance of common shares for vested restricted shares and restricted share units		13,888,940	1	—	—	(1)	—	—	—
Class B common shares converted to Class A common shares		321,495,704	20	(321,495,704)	(20)	—	—	—	—
Share-based compensation—share options	13	—	—	—	—	11,448	—	—	11,448
Share based compensation—restricted shares	13	—	—	—	—	7,681	—	—	7,681
Share-based compensation—restricted share units	13	—	—	—	—	73,072	—	—	73,072
Components of comprehensive income
Net income		—	—	—	—	—	285,711	—	285,711
Foreign currency translation adjustment, net of nil tax		—	—	—	—	—	—	(22,817)	(22,817)

Balance as of September 30, 2013		517,767,104	32	586,337,520	40	2,740,713	(1,026,056)	(36,240)	1,678,489

The accompanying notes are an integral part of these consolidated financial statements.

YY Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

(All amounts in thousands)

		For the nine months ended September 30,
	Note	2012	2013	2013
		RMB	RMB	US$
				(Note 2(c))
Cash flows from operating activities
Net income		55,950	285,711	46,685
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	7	19,407	32,543	5,317
Amortization of acquired intangible assets	8	2,296	3,225	527
Allowance for doubtful accounts	5	3,332	17,103	2,795
Loss on disposal of property and equipment		—	1	—
Impairment of equity investments		453	899	147
Share-based compensation	13	74,749	92,201	15,065
Share of income of equity investments		(22)	(1,290)	(212)
Gain on disposal of an equity investment		(651)	—	—
Deferred income taxes, net	12	(16,552)	(17,998)	(2,941)
Foreign exchange losses (gains), net		2,989	(21,748)	(3,554)
Changes in operating assets and liabilities, net
Accounts receivable	5	(36,734)	(4,326)	(707)
Prepayments and other current and non-current assets		(8,509)	(41,593)	(6,796)
Amounts due from related parties		(148)	—	—
Amounts due to related parties	15	342	195	32
Accounts payable		5,648	25,530	4,172
Deferred revenue	9	76,842	79,184	12,939
Advances from customers		2,572	5,914	966
Income taxes payable		23,767	13,041	2,131
Accrued liabilities and other current liabilities		29,407	64,155	10,485

Net cash provided by operating activities		235,138	532,747	87,051

Cash flows from investing activities
Placements of short-term deposits		(585,931)	(768,410)	(125,557)
Maturities of short-term deposits		599,475	683,327	111,655
Purchase of property and equipment		(46,236)	(36,760)	(6,007)
Purchase of intangible assets		(800)	(8,013)	(1,309)
Cash paid for equity investments		(1,000)	(19,000)	(3,105)
Cash paid for a cost investment		—	(2,000)	(327)
Cash received from disposal of a cost investment		1,000	3,000	490
Consideration paid in connection with business acquisition		(11,722)	—	—
Loan to a related party	15	(1,200)	—	—
Repayment of loan from related parties	15	1,500	1,000	163
Loans to employees		(1,730)	(2,570)	(420)
Repayment of loans from employees		473	1,035	169
Proceeds from disposal of property and equipment		28	41	7

Net cash used in investing activities		(46,143)	(148,350)	(24,241)

Cash flows from financing activities
Proceeds from exercise of vested share options		—	109	18
Payments of listing expenses		—	(5,802)	(948)

Net cash used in financing activities		—	(5,693)	(930)

Net increase in cash and cash equivalents		188,995	378,704	61,880
Cash and cash equivalents at the beginning of the period		128,891	504,702	82,468
Effect of exchange rate changes on cash and cash equivalents		111	(709)	(116)

Cash and cash equivalents at the end of the period		317,997	882,697	144,232

Supplemental disclosure of cash flows information:
—Acquisition of property and equipment in form of accounts payable		11,930	5,614	917
—Income taxes paid		(12,719)	(64,078)	(10,470)

The accompanying notes are an integral part of these consolidated financial statements.

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

(All amount in thousands, except share and per share data, unless otherwise stated)

1. Organization and principal activities

(a)
Principal activities

        YY Inc. (the "Company"), through its subsidiaries, and its variable interest entities ("VIEs") (collectively, the "Group") is principally engaged in operating an online social platform in the People's Republic of China (the "PRC" or "China") through its platform, YY Client and through its website YY.com and Duowan.com.

(b)
Initial Public Offering

        The Company completed its initial public offering ("IPO") on November 21, 2012 on the NASDAQ Global Market and the underwriters subsequently exercised their over-allotment option on December 5, 2012. The Company issued and sold a total of 8,970,000 American Depositary shares ("ADSs") in these transactions, representing 179,400,000 Class A common shares. Each ADS represents twenty Class A common shares. Upon the completion of the IPO, all of the Company's 359,424,310 outstanding preferred shares and 548,408,914 outstanding common shares were converted into Class B common shares immediately as of the same date.

(c)
Subsidiaries and VIEs

        The details of the subsidiaries and VIEs as of September 30, 2013 are set out below:

Name	Place of incorporation	Date of incorporation	% of direct or indirect economic ownership	Principal activities
Subsidiaries
Duowan Entertainment Corporation ("Duowan BVI")	British Virgin Islands	November 6, 2007	100%	Investment holding
NeoTasks Inc. ("NeoTasks")	Cayman Islands	April 26, 2006	100%	Investment holding
NeoTasks Limited	Hong Kong	June 16, 2005	100%	Investment holding
HuanjuShidai Technology (Beijing) Company Limited ("Beijing HuanjuShidai" or "Duowan Entertainment")*	PRC	March 19, 2008	100%	Investment holding
Zhuhai Duowan Information Technology Company Limited ("Zhuhai Duowan" or "Guangzhou Duowan")**	PRC	April 9, 2007	100%	Online advertising and software development
Guangzhou HuanjuShidai Information Technology Company Limited ("Guangzhou HuanjuShidai")***	PRC	December 2, 2010	100%	Software development

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

1. Organization and principal activities (Continued)

Name	Place of incorporation	Date of incorporation	% of direct or indirect economic ownership	Principal activities
Variable Interest Entities ("VIEs")
Guangzhou Huaduo Network Technology Company Limited ("Guangzhou Huaduo")	PRC	April 11, 2005	100%	Holder of internet content provider licenses and internet value added services
Beijing Tuda Science and Technology Company Limited ("Beijing Tuda")	PRC	June 2, 2005	100%	Holder of internet content provider licenses

*
Formerly known as Duowan Entertainment Information Technology (Beijing) Company Limited.

**
Formerly known as Zhuhai Duowan Technology Company Limited.

***
Formerly known as Guangzhou Duowan Information Technology Company Limited.

2. Summary of significant accounting policies

(a)
Basis of presentation and use of estimates

        The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements as of December 31, 2012 and for the period ended December 31, 2012. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

        The preparation of condensed consolidated financial statements requires management to make estimates and assumptions that affect the recorded amounts reported therein. A change in facts or circumstances surrounding the estimate could result in a change to estimates and impact future operating results.

        The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements as of December 31, 2012 and for the period ended December 31, 2012. The condensed consolidated balance sheet at December 31,

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

2. Summary of significant accounting policies (Continued)

2012 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by accounting principles generally accepted in the United States of America. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as of December 31, 2012 and for the period ended December 31, 2012.

(b)
Consolidation

        The Group's consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIEs for which the Company or its subsidiary is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and its VIEs have been eliminated upon consolidation.

        A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

        A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIEs economic performance, and also the Company's obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. Beijing HuanjuShidai and ultimately the Company holds all the variable interests of the VIEs and has been determined to be the primary beneficiary of the VIEs.

(c)
Convenience translation

        Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.1200 on September 30, 2013 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(d)
Statutory reserves

        The Group did not make any appropriation to its general reserve fund, statutory surpluses fund, discretionary surplus fund, and the staff bonus and welfare fund for the nine months ended September 30, 2012 and 2013, respectively.

(e)
Segment reporting

        Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group's chief operating decision makers in deciding how to allocate resources and assess performance. The Group's chief operating decision maker has been identified as the Chief Executive Officer, who reviews

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

2. Summary of significant accounting policies (Continued)

consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has internal reporting of cost and expenses that does not distinguish between segments, and reports costs and expenses by nature as a whole. The Group does not distinguish between markets or segments for the purpose of internal reporting. Hence, the Group has only one operating segment. As the Group's long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

(f)
Recently issued accounting pronouncements

        In July 2013, the FASB issued ASU 2013-11, "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists", an update to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward exists. The guidance requires an entity to present an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, except for when a net operating loss carryforward is not available as of the reporting date to settle taxes that would result from the disallowance of the tax position or when the entity does not intend to use the deferred tax asset for purposes of reducing the net operating loss carryforward. The guidance is effective for fiscal years beginning after December 15, 2013 and for interim periods within that fiscal year. The Company does not expect the adoption of this guidance to have a material effect on the Group's financial statements.

3. Cash and cash equivalents

        Cash and cash equivalents represent cash on hand, demand deposits placed with banks or other financial institutions, which have original maturities of three months or less. Cash and cash equivalents balance as of December 31, 2012 and September 30, 2013 primarily consist of the following currencies:

	December 31, 2012		September 30, 2013
	Amount	RMB equivalent	Amount	RMB equivalent
RMB	460,176	460,176	870,229	870,229
US$	7,084	44,526	2,028	12,468

Total		504,702		882,697

4. Short-term deposits

        Short-term deposits represent deposits placed with banks with original maturities of more than three months but less than one year. Short-term deposits are all denominated in RMB.

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

5. Accounts receivable, net

	December 31, 2012	September 30, 2013
	RMB	RMB
Accounts receivable, gross	123,332	121,169
Less: allowance for doubtful receivables	(5,716)	(16,330)

Accounts receivable, net	117,616	104,839

        The following table presents movement of the allowance for doubtful receivables:

	For the nine months ended September 30,
	2012	2013
	RMB	RMB
Balance at the beginning of the period	—	5,716
Additions charged to general and administrative expenses	3,332	17,103
Write-off during the period	(1,168)	(6,489)

Balance at the end of the period	2,164	16,330

6. Investments

	December 31, 2012	September 30, 2013
	RMB	RMB
Equity investments	2,950	22,341
Cost investments	—	2,000

Total	2,950	24,341

7. Property and equipment, net

	December 31, 2012	September 30, 2013
	RMB	RMB
Gross carrying amount
Servers, computers and equipment	103,005	136,393
Leasehold improvement	22,831	23,019
Furniture, fixture and office equipment	9,083	9,667
Motor vehicles	2,999	3,785
Construction in progress	—	1,349

Total	137,918	174,213
Less: accumulated depreciation	(47,619)	(80,119)

Property and equipment, net	90,299	94,094

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

7. Property and equipment, net (Continued)

        Depreciation expense for the nine months ended September 30, 2012 and 2013 were RMB19,407 and RMB32,543, respectively.

        No impairment loss for property and equipment had been recognized for the nine months ended September 30, 2012 and 2013.

8. Intangible assets, net

        The following table summarizes the Group's intangible assets:

	December 31, 2012	September 30, 2013
	RMB	RMB
Gross carrying amount
Software	4,235	5,006
Technology	9,962	17,183
Domain name	11,477	11,227

Total gross carrying amount	25,674	33,416

Less: accumulated amortization
Software	(1,808)	(2,844)
Technology	(1,659)	(3,220)
Domain name	(2,176)	(2,705)

Total accumulated amortization	(5,643)	(8,769)

Less: impairment
Software	(550)	(550)

Intangible assets, net	19,481	24,097

        Amortization expense for the nine months ended September 30, 2012 and 2013 were RMB2,296 and RMB3,225, respectively.

        No impairment loss for intangible assets had been recognized for the nine months ended September 30, 2012 and 2013.

        The estimated amortization expenses for each of the following five years as of September 30, 2013 are as follows:

Twelve months ended September 30	Domain name	Technology	Software
	RMB	RMB	RMB
2014	768	3,437	991
2015	753	3,437	467
2016	738	3,437	91
2017	738	2,297	36
2018	738	1,355	27

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

8. Intangible assets, net (Continued)

        The weighted average amortization periods of intangible assets as of December 31, 2012 and September 30, 2013 are as below:

	December 31, 2012	September 30, 2013
Domain name	15 years	15 years
Technology	5 years	5 years
Software	3 years	3 years

9. Deferred revenue

	December 31, 2012	September 30, 2013
	RMB	RMB
Deferred revenue, current:
Online game	75,269	89,446
Membership subscription	53,401	68,780
YY music	29,137	77,988
Government grants	1,919	1,830
Others	133	2,052

Total current deferred revenue	159,859	240,096

Deferred revenue, non-current :
Membership subscription	4,329	3,560
Government grants	2,158	1,352
Others	—	522

Total non-current deferred revenue	6,487	5,434

10. Accrued liabilities and other current liabilities

	December 31, 2012	September 30, 2013
	RMB	RMB
Accrued salaries and welfare	54,688	92,557
Accrued revenue-sharing fees	19,504	37,503
Accrued bandwidth costs	15,679	19,512
Value added taxes payable	8,718	5,948
Business and other taxes payable	7,422	10,485
Accrued listing expenses	7,020	1,180
Accrued technology service fee	2,162	4,080
Deposits from advertising customers	1,750	500
Others	3,346	6,887

Total	120,289	178,652

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

11. Cost of revenues

	For the nine months ended September 30,
	2012	2013
	RMB	RMB
Revenue sharing fees and content costs	62,001	278,920
Bandwidth costs	102,682	143,512
Salaries and welfare	32,702	61,591
Business tax and surcharges	21,456	30,453
Depreciation and amortization	17,634	26,704
Payment handling costs	16,035	17,521
Shared-based compensation	6,315	6,618
Other costs	18,369	19,869

Total	277,194	585,188

12. Income tax

          (i)  Cayman Islands ("Cayman")

        Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

         (ii)  British Virgin Islands ("BVI")

        Duowan BVI is exempt from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

        (iii)  Hong Kong profits tax

        Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the nine months ended September 30, 2012 and 2013.

        (iv)  PRC Enterprise Income Tax ("EIT")

        Current taxation primarily represented the provision for EIT for subsidiaries and VIEs operating in the PRC. Prior to January 1, 2008, companies established in the PRC were generally subject to a state and local corporate income tax, or EIT, at statutory rates of 30% and 3%, respectively. On March 16, 2007, the PRC National People's Congress promulgated the New Enterprise Income Tax Law (the "New EIT Law"), which became effective on January 1, 2008. The Company's subsidiaries and VIEs are subject to EIT on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws and regulations in the PRC. All PRC entities of the Group (including subsidiaries and VIEs) are subject to EIT at a rate of 25%. In 2011, Guangzhou Huaduo has been qualified as a "High and New Technology Enterprise" ("HNTE") under the EIT Law. Therefore, it was entitled to a preferential tax rate of 15% from 2011 to 2012. As of September 30, 2013, Guangzhou Huaduo was in the process of renewing such entitlement by applying

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

12. Income tax (Continued)

to the relevant government authorities. The Group expects Guangzhou Huaduo will continue to be qualified as a HNTE and enjoy the preferential tax rate.

        According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engage in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year ("Super Deduction"). Guangzhou Huaduo had claimed such Super Deduction in ascertaining its tax assessable profits for the periods reported. Zhuhai Duowan and Guangzhou HuanjuShidai started to claim Super Deduction in ascertaining its tax assessable profits in 2011 and 2013, respectively.

        In addition, according to the New EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC shall be subject to PRC withholding tax ("WHT") at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is applicable to any dividends to be distributed from Beijing HuanjuShidai and Guangzhou HuanjuShidai to Duowan BVI out of any profits of Beijing HuanjuShidai and its subsidiaries, and Guangzhou HuanjuShidai derived after January 1, 2008.

        Up to September 30, 2013, the Group does not have any present plan to pay out the retained earnings in the subsidiaries and VIEs in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business. Accordingly, no such WHT had been accrued.

        The current and deferred portions of income tax expense included in the consolidated statements of operations are as follows:

	For the nine months ended September 30,
	2012	2013
	RMB	RMB
Current income tax expenses	(36,486)	(77,119)
Deferred income tax benefits	16,552	17,998

Income tax expense for the period	(19,934)	(59,121)

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

12. Income tax (Continued)

        The reconciliation of total tax expense computed by applying the respective statutory income tax rate to pre-tax income is as follows:

	For the nine months ended September 30,
	2012	2013
PRC statutory income tax rate	(25.0)%	(25.0)%
Effect of preferential tax rate	10.5%	10.9%
Effect of tax-exempt entities	0.1%	2.6%
Permanent differences*	(17.9)%	(5.1)%
Change in valuation allowance	(0.9)%	(4.4)%
Effect of Super Deduction available to the Group	6.9%	3.8%

Effective income tax rate	(26.3)%	(17.2)%

*
Permanent differences mainly arise from expenses not deductible for tax purposes including primarily share-based compensation costs and expenses incurred by subsidiaries and VIEs.

13. Share-based compensation

(a)
Share options

  Pre-2009 Scheme Options

  Grant of options

        Before the adoption of the Employee Equity Incentive Scheme (the "2009 Incentive Scheme"), 12,705,700 and 8,499,050 share options were granted to employees through individually signed share option agreements, respectively to acquire common shares of Duowan BVI on a one-to-one basis on January 1, 2008 and 2009. In addition, on January 1, 2008, 3,832,290 share options were granted to one non-employee for the provision of consulting services to the Group (collectively defined as "Pre-2009 Scheme Options").

  Vesting of options

        These Pre-2009 Scheme Options will vest over a four year service period, with 25% of the options vesting after the first anniversary of the vesting inception date and the remaining 75% in six equal installments over the following 36 months. The options may be exercised provided that both the service conditions and a performance condition are met. The performance condition is defined to be i) an initial public offering, ii) completion of a financing meeting certain criteria, iii) an internal reorganization, or iv) a voluntary winding up of Duowan BVI. The performance condition that is tied to completion of a financing fulfilling certain criteria was met in June 2008 or November 2009.

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

13. Share-based compensation (Continued)

        The following table summarizes the activities of the Pre-2009 Scheme Options for employees and non-employee for the nine months ended September 30, 2012 and 2013:

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (US$)
Outstanding, January 1, 2012	17,889,535	0.0055	6.37	19,366
Forfeited	(19,110)	0.0067

Outstanding, September 30, 2012	17,870,425	0.0055	5.62	20,339
Outstanding, January 1, 2013	17,870,425	0.0055	5.37	12,642
Exercised	(2,982,460)	0.0059	4.60

Outstanding, vested and exercisable at September 30, 2013	14,887,965	0.0055	4.63	34,741

        Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

        The aggregate intrinsic value in the table above represents the difference between the fair value of the Company's common shares as of September 30, 2013 and the exercise price.

        Prior to the completion of the IPO, the Binomial option pricing model is used to determine the fair value of the share options granted to employees and the non-employee. The fair values of share options granted or remeasured during the nine months ended September 30, 2012 were estimated using the following assumptions:

        Pre-2009 Scheme Options granted to employees and a non-employee:

As of September 30, 2012
Risk-free interest rate(1)	3.254%
Expected term(2)	5.25 years
Volatility rate(3)	56.13%
Dividend yield(4)	—

(1)
The risk-free interest rate of periods within the contractual life of the share option is based on the China Government Bond yield as at the valuation dates.

(2)
The expected term is the contract life of the option.

(3)
Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.

(4)
Duowan BVI and the Company have no history or expectation of paying dividend on its common shares. The expected dividend yield was estimated based on the Company's expected dividend policy over the expected term of the option.

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

13. Share-based compensation (Continued)

        For the nine months ended September 30, 2012 and 2013, the Company recorded share-based compensation of RMB2,628 and RMB11,448, respectively, using the graded-vesting attribution method for employees and non-employee.

        As of September 30, 2013, the Pre-2009 Scheme Options granted to employees and non-employees had been fully vested and there was nil unrecognized share-based compensation expense relating to Pre-2009 Scheme Options granted to employees and the non-employee.

        Upon the completion of the IPO, the fair value of share options granted to a non-employee with nil exercise price was assessed to be equivalent to the fair value of the Company's common share. These share options were remeasured at the stock price of the Company's common share as of September 30, 2013.

(b)
Restricted shares

        Since January 1, 2010, Duowan BVI granted 61,250,677 restricted shares to employees and 100,000 restricted shares to a non-employee pursuant to the 2009 Incentive Scheme.

  Vesting of restricted shares

        The restricted shares have vesting conditions and will vest 50% after 24 months of the grant date and the remaining 50% will vest in two equal installments over the next 24 months. Under the restricted shares agreement, no shares may be sold or transferred prior to the occurrence of an exit event, as defined in the respective restricted share agreements as: i) a listing on any recognized stock exchange, ii) a sale by Duowan BVI of all or substantially all of its assets, iii) a sale of all of the issued capital of Duowan BVI, or iv) passing for court order of winding up of Duowan BVI.

        If the employee terminates employment, the service vested portion of the restricted shares may be subject to: (i) repurchase (subject to Company's sole discretion) by Duowan BVI at fair value of common shares of Duowan BVI which is assessed by the Company with the assistance of an independent valuation company; or (ii) be held by a person who is an existing employee of the Group and is designated by the leaving restricted share holder according to a properly signed escrow agreement to hold such shares for and on his/her behalf. If the leaving employee fails to deliver a properly signed agreement to Duowan BVI within 30 days from receipt of the notification from Duowan BVI, such service vested shares shall automatically lapse and expire.

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

13. Share-based compensation (Continued)

        The following table summarizes the restricted shares activity for the nine months ended September 30, 2012 and 2013:

	Number of restricted shares	Weighted average grant-date fair value (US$)
Outstanding, January 1, 2012	43,285,101	0.4885
Forfeited	(3,606,080)	0.4862
Vested	(10,919,318)	0.4447

Outstanding, September 30, 2012	28,759,703	0.5054

Outstanding, January 1, 2013	18,230,801	0.4898
Forfeited	(776,513)	0.8411
Vested	(4,460,585)	0.4111

Outstanding, September 30, 2013	12,993,703	0.4958

Expected to vest at September 30, 2013	12,681,040	0.4921

        Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

        For the nine months ended September 30, 2012 and 2013, the Company recorded share-based compensation of RMB29,141 and RMB7,681, respectively, using the graded-vesting method for employees and non-employee.

        As of September 30, 2013, total unrecognized compensation expense relating to the restricted shares was RMB6,896. The expense is expected to be recognized over a weighted average period of 0.59 years using the graded vesting attribution method.

(c)
Restricted Share Units

        On September 16, 2011, the Board of the Directors of the Company approved the 2011 Share Incentive Plan, which permits the grant of share options, restricted shares and restricted share units of up to 43,000,000 shares, to any qualified persons, as determined by the Board of Directors of the Company.

        In October 2012, the Board of Directors of the Company resolved that the maximum aggregate number of Class A common shares which may be issued pursuant to all awards under the 2011 Incentive Scheme shall be 43,000,000 plus an annual increase of 20,000,000 on the first day of each fiscal year, beginning from 2013, or such lesser amount of Class A common shares as determined by the Board of Directors of the Company.

        The restricted share units granted to employees pursuant to the 2011 Share Incentive Plan are primarily subject to vesting over a period from four to five years. No restricted share units were granted to non-employees up to September 30, 2013.

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

13. Share-based compensation (Continued)

        The following table summarizes the restricted share units activity for the nine months ended September 30, 2012 and 2013:

	Number of restricted share units	Weighted average grant-date fair value (US$)
Outstanding, January 1, 2012	8,996,300	1.0630
Granted	15,600,221	1.1136
Forfeited	(492,900)	1.0833

Outstanding, September 30, 2012	24,103,621	1.0953

Outstanding, January 1, 2013	26,695,621	1.0369
Granted	29,867,989	0.9289
Forfeited	(1,400,492)	1.0591
Vested	(3,282,347)	1.0518

Outstanding, September 30, 2013	51,880,771	0.9736

Expected to vest at September 30, 2013	48,711,897	0.9764

        For the nine months ended September 30, 2012 and 2013, the Company recorded share-based compensation of RMB37,678 and RMB73,072 using the graded-vesting attribution method.

        As of September 30, 2013, total unrecognized compensation expense relating to the restricted share units was RMB178,633. The expense is expected to be recognized over a weighted average period of 1.37 years using the graded-vesting attribution method.

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

14. Basic and diluted net (loss) income per share

        Basic and diluted net (loss) income per share for the nine months ended September 30, 2012 and 2013 are calculated as follows:

	For the nine months ended September 30,
	2012	2013
	RMB	RMB
Numerator:
Net income attributable to the Company	55,950	285,711
Accretion to convertible redeemable preferred shares redemption value	(115,013)	—

Numerator of basic net (loss) income per share	(59,063)	285,711
Dilutive effect of preferred shares	—	—

Numerator for diluted (loss) income per share	(59,063)	285,711

Denominator:
Denominator for basic calculation—weighted average number of Class A and Class B common shares outstanding	542,521,102	1,119,799,820
Dilutive effect of preferred shares	—	—
Dilutive effect of share options	—	17,208,629
Dilutive effect of restricted shares	—	14,772,544
Dilutive effect of restricted share units	—	22,495,074
Dilutive effect of share-based awards granted to CEO and Chairman	—	—

Denominator for diluted calculation	542,521,102	1,174,276,067

Basic net (loss) income per Class A and Class B common share	(0.11)	0.26
Diluted net (loss) income per Class A and Class B common share	(0.11)	0.24
Basic net (loss) income per ADS*	(2.18)	5.10
Diluted net (loss) income per ADS*	(2.18)	4.87

*
The Company was listed on November 21, 2012 with issuance of a total of 8,970,000 ADS at a public offering price of US$10.50 per ADS. Each ADS represents 20 Class A common shares. The net (loss) income per ADS for the nine months ended September 30, 2012 was calculated using the same conversion ratio assuming the ADSs had been in existence during these periods.

        The Company's preferred shares are participating securities and as such would be included in the calculation of basic earnings per share under the two-class method. According to the contractual terms of the preferred shares, the preferred shares do not have a contractual obligation to share in the losses of the Company. Therefore, no loss was allocated to the preferred shares in the computation of basic loss per share for the nine months ended September 30, 2012.

        The Preferred Shares, the share-based awards granted to the CEO and Chairman, share option, restricted shares and restricted share units were excluded from the computation of diluted net loss per common share for the nine months ended September 30, 2012 because including them would have had

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

14. Basic and diluted net (loss) income per share (Continued)

an anti-dilutive effect. The following table summarizes information regarding weighted average of common shares equivalents for the nine months ended September 30, 2012:

For the nine months ended September 30, 2012
Preferred shares-weighted average	359,424,310
Share-based awards granted to CEO and Chairman—weighted average	17,763,764
Share options-weighted average	17,878,446
Restricted shares-weighted average	39,264,725
Restricted share units-weighted average	15,751,288

15. Related party transactions

        The table below sets forth the related parties and their relationships with the Group:

Related Party	Relationship with the Group
Zhuhai Daren Computer Technology Company Limited ("Zhuhai Daren")	Equity investment
Guangzhou Shanghang Information Technical Co., Ltd. ("Shanghang")	Significant influence exercised by the Chairman as key shareholder
Zhuhai Lequ Technology Co., Ltd. ("Zhuhai Lequ")	Equity investment
Xiaomi Corporation ("Xiaomi")	Significant influence exercised by the Chairman as a Chairman
Kingsoft Corporation ("Kingsoft")	Significant influence exercised by the Chairman as a Chairman

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

15. Related party transactions (Continued)

        During the nine months ended September 30 2012 and 2013, significant related party transactions were as follows:

	For the nine months ended September 30,
	2012	2013
	RMB	RMB
Online game revenue sharing from Zhuhai Daren	5,032	18,309
Membership subscription fee revenue from Xiaomi	227	—
Bandwidth service provided by Shanghang	8,875	14,304
Purchase of intangible assets from Kingsoft	—	6,010
Advertising revenue from Xiaomi	—	1,154
Online game revenue sharing from Zhuhai Lequ	—	1,004
Repayment of interest-free loan from Zhuhai Daren	1,000	—
Interest-free loan to Zhuhai Lequ	1,200	—
Repayment of interest-free loan from Zhuhai Lequ	500	1,000
Disposal of a cost investment to the Chairman and Co-founder, who is also a director of the Company	1,000	—
Disposal of an equity investment to Xiaomi	2,000	—

        As of December 31, 2012 and September 30, 2013, the amounts due from/to related parties were as follows:

	December 31, 2012	September 30, 2013
	RMB	RMB
Amount due from a related party
Other receivable from Zhuhai Lequ	1,073	73

Total	1,073	73

Amounts due to related parties
Account payable to Zhuhai Daren	2,362	1,916
Account payable to Zhuhai Lequ	—	453
Other payable to Shanghang	242	430

Total	2,604	2,799

        The other receivables/payables from/to related parties are unsecured, interest-free and payable on demand.

16. Fair value measurements

        Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

16. Fair value measurements (Continued)

at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities.

        The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

        Level 1—Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

        Level 2—Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

        Level 3—Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

        The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

        When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. The Group did not have any financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2012 and September 30, 2013.

        The Group's financial instruments consist principally of cash, short-term deposits, accounts receivable, amounts due to/from related parties, accounts payable and certain accrued expenses. The recorded values of cash, accounts receivable, amounts due to/from related parties, accounts payable and certain accrued expenses are recorded at cost which approximates fair value.

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

17. Commitments and contingencies

        (a)   Operating lease commitments

        The Group leases facilities in the PRC under non-cancellable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

        Total office rental expenses under all operating leases were RMB11,193 and RMB14,351 for the nine months ended September 30, 2012 and 2013, respectively.

        As of September 30, 2013, future minimum payments under non-cancellable operating leases consist of the following:

Twelve months ended September 30,	Office rental
RMB
2014	17,515
2015	16,341
2016	3,511
2017 and thereafter	—

37,367

        (b)   Capital commitment

        As of September 30, 2013, the Group did not have any capital commitment.

        (c)   Litigation

        The Group is not currently a party to, nor is aware of, any legal proceeding, investigation or claim which is likely to have a material adverse effect on the Group's business, financial condition, results or operations, or cash flows. The Group did not record any legal contingencies as of September 30, 2013.

18. Subsequent events

        The Group evaluated subsequent events through November 14, 2013, which was the date these financial statements were issued, with no material events or transactions needing recognition or disclosure found.

19. Restricted net assets

        Relevant PRC laws and regulations permit payments of dividends by the Group's subsidiaries and the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company's subsidiaries and the VIEs in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group's subsidiaries and the VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under US GAAP amounted to

YY Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amount in thousands, except share and per share data, unless otherwise stated)

19. Restricted net assets (Continued)

approximately RMB311,399 and RMB652,475 as of December 31, 2012 and September 30, 2013, respectively. There are no differences between US GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIEs. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group's subsidiaries and the VIEs to satisfy any obligations of the Company.

QuickLinks

  Exhibit 99.2
YY Inc. Index to Unaudited Interim Condensed Consolidated Financial Statements
YY Inc. UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2012 AND SEPTEMBER 30, 2013 (All amounts in thousands, except share, ADS, per share and per ADS data)
YY Inc. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013 (All amounts in thousands, except share, ADS, per share and per ADS data)
YY Inc. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICITS) EQUITY FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013 (All amounts in thousands, except share, ADS, per share and per ADS data)
YY Inc. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013 (All amounts in thousands)
YY Inc. NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (All amount in thousands, except share and per share data, unless otherwise stated)